Exhibit 20.3

CAPITAL ONE MASTER TRUST (COMT)

Performance Summary - September 2008

Capital One Master Trust (COMT)
Series	COMT 2002-1
Size	$1,000	MM
Expected Maturity (Class A)	1/15/2009
Gross Monthly Payment Rate	17.47%
Delinquency Rate: 30 - 59 Days	1.28%
60 - 89 Days	0.98%
90 + Days	2.32%

Excess Spread Analysis

Series	COMT 2002-1
Portfolio Yield	19.08%
Weighted Average Coupon	2.83%
Servicing Fee Percentage	2.00%
Net Loss Rate	5.54%
Excess Spread Percentage
Sep-08	8.71%
Aug-08	8.88%
Jul-08	9.20%
3-Month Average Excess Spread	8.93%

Capital One Master Trust (COMT)

Note: Servicing Fee Percentage includes 0.75% paid as Servicer Interchange to Capital One Bank (USA), National Association as the Servicer of Capital One Master Trust.